ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 27, 2018	Yana Dobkin Guss T +1 617 951 7109 yana.guss@ropesgray.com

Megan Miller

Securities and Exchange Commission

3 World Financial Center

New York, NY 10281

Re:	Barings Funds Trust (File No. 811-22845) (the “Trust”)

Dear Ms. Miller:

Below is a summary of the oral comments you provided to me on November 29, 2017 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the annual reports to shareholders of the Trust for the fiscal year ended June 30, 2017 filed on Form N-CSR (the “Annual Reports”), together with the Trust’s responses. This document updates our responses dated January 5, 2018. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Report.

1)	Comment: For all funds in the Trust, please explain why there is no line graph in the Portfolio Management Commentary section as required by Item 27(b)(7)(ii)(A) of Form N-1A.

Response: As requested, future annual reports will include line graphs for all funds.

2)	Comment: For Barings Emerging Markets Debt Blended Total Return Fund, please explain why the fund’s prospectus dated 11/1/17 does not include the fund’s benchmark in the Average Annual Total Returns chart. In addition, in future shareholder reports please include a discussion comparing the performance of the fund to its benchmark in the Portfolio Management Commentary section.

Response: As requested, future prospectuses will include the benchmark for Barings Emerging Markets Debt Blended Total Return Fund in the Average Annual Total Returns chart. In addition, shareholder reports subsequent to the next prospectus will include a discussion comparing the performance of the fund to its benchmark in the Portfolio Management Commentary section.

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3)	Comment: For Barings Emerging Markets Debt Blended Total Return Fund, please consider including a legend for the abbreviations used in the graphical representation of the fund’s holdings.

Response: As requested, future shareholder reports will include the proposed legend.

4)	Comment: The Staff noted that Barings Active Short Duration Bond Fund had exposure to futures during the fiscal year ended 6/30/17, but that the Portfolio Management Commentary section did not discuss the impact of futures on performance. Please explain why such discussion was not included.

Response: The fund views its investment in futures as part of the way the fund manages its duration. The Portfolio Management Commentary in the fund’s Annual Report disclosed the following in response to the question “What factors influenced performance of the Fund?”: “Duration positioning positively contributed to the Fund’s performance. The front-end of the yield curve, between three months and three years, was steep to end 2016, and the Fund was in the process of lengthening duration toward its maximum of 3.0 years. Since April, the slope points along the curve we monitor have started to flatten. In accordance with our duration management process, the Fund shortened duration to 1.0 years.” In the future, the Trust will consider stating explicitly that futures, among other tools, were utilized for duration positioning.

5)	Comment: On the website for Barings Global Floating Rate Fund, please include an explanatory note in the Distributions tab stating that the fund’s distributions may differ for tax purposes, as the Staff noted that the fund paid a return of capital during 2017.

Response: As requested, Barings will include an explanatory note that the fund’s distributions may differ for tax purposes.

6)	Comment: For Barings Active Short Duration Bond Fund, please explain the rationale for including footnote 3 of the fee table in the fund’s prospectus dated 11/1/17, as it appears that the expense ratios in the fee table and the financial highlights are the same. Additionally, please explain whether the difference of 50 basis points is the correction of an error.

Response: Footnote 3 of the fee table was included to explain the difference for Class C shares between the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the fee table of 0.90% and the “Ratio of net expenses to average net assets” in the financial highlights of 0.40%. The ratio in the financial highlights is 50 basis points lower than the ratio in the fee table because the ratio in the financial highlights reflects a reimbursement to the Fund during the fiscal year ended June 30, 2017 for an over-accrual of 12b-1 fees made during and prior to such period.

7)	Comment: For all funds in the Trust, in future shareholder reports, please disclose in the notes to the financial statements that the funds follow the accounting and reporting requirements applicable to investment companies.

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Response: As requested, future shareholder reports will disclose in the notes to the financial statements that the funds follow the accounting and reporting requirements applicable to investment companies.

8)	Comment: For all funds in the Trust, in future shareholder reports, please disclose the rate and dollar amount paid to any sub-adviser in the notes to the financial statements per ASC-850-10-50-1.

Response: Future shareholder reports will disclose the rate paid to any sub-adviser in the notes to the financial statements.

9)	Comment: The Staff noted that Barings Global High Yield Fund and Barings U.S. High Yield Fund have been identified in their Annual Reports as non-diversified. Please confirm whether those two funds are operating as non-diversified funds. If either fund has been operating as a diversified fund for more than three years, please confirm that it will obtain shareholder approval prior to changing its status back to non-diversified.

Response: Barings Global High Yield Fund (incepted October 30, 2015) and Barings U.S. High Yield Fund (incepted October 30, 2015) were diversified for compliance testing purposes as of June 30, 2017. Should either fund operate as a diversified fund continuously for more than three years, it will obtain shareholder approval prior to changing its status back to non-diversified.

10)	Comment: Please explain why only certain funds include Distressed Securities Risk as a principal risk in the prospectus dated 11/1/17. The Staff noted that the more detailed description of principal risks in the funds’ prospectus states that each fund may invest in distressed securities.

Response: The summary risk disclosure responsive to Item 4 of Form N-1A concerning investment in distressed securities was included for all funds that invest in distressed securities as a principal investment strategy. In the Trust’s next annual update, the funds will clarify the risk disclosure responsive to Item 9 of Form N-1A to more precisely set forth that the risk of investing in distressed securities applies as a principal risk only to certain funds.

11)	Comment: Please confirm whether the funds have executed any trades pursuant to Rule 17a-7. If so, such transactions should be disclosed in the financial statements pursuant to ASC 850-10-50.

Response: The funds did not execute any cross-trades pursuant to Rule 17a-7.

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12)	Comment: Please confirm to the Staff whether the following transactions, to the extent known, have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50: any transactions involving shareholders of the fund that are other funds and entities that are managed by the adviser or manager, and other shareholders of the fund that are deemed to be affiliates of the fund, including management.

Response: The Trust confirms that the transactions identified in the comment, to the extent known by the Trust, have been appropriately disclosed.

13)	Comment: For all funds in the Trust, please include the terms of any collateral received or pledged pursuant to an enforceable master netting arrangement in the notes to the financial statements per ASC 210-20-55-14.

Response: As requested, future shareholder reports will include the terms of any collateral received or pledged pursuant to an enforceable master netting arrangement in the notes to the financial statement, as applicable.

14)	Comment: For all funds in the Trust, please describe the funds’ accounting policy for recognizing income from residual CLO positions, including any estimates made for expected maturity per ASC-325-40. In addition, please include this policy in the notes to the financial statements.

Response: Interest income from securitized investments in which the fund(s) has/have a beneficial interest, such as the “equity” security class of a CLO vehicle (typically in the form of income or subordinated notes), is recorded upon receipt. The accrual of interest income related to these types of securities is periodically reviewed and adjustments are made as necessary. As requested, the funds will disclose this policy in the notes to the funds’ financial statements in the future when applicable.

15)	Comment: For all funds in the Trust, in future shareholder reports, please include the information required by Item 27(b)(6) of Form N-1A.

Response: As requested, future shareholder reports will include the statement required by Item 27(b)(6) of Form N-1A.

16)	Comment: In future shareholder reports, please describe the reference rate, the spread, and either the end of period interest rate or the end of period reference rate for variable rate securities.

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Response: As requested, future shareholder reports will include describe the reference rate, the spread, and either the end of period interest rate or the end of period reference rate for variable rate securities

17)	Comment: In future shareholder reports, please disclose the cash rate and paid-in-kind rate for paid-in-kind securities separately.

Response: As requested, future shareholder reports will disclose the cash rate and paid-in-kind rate for paid-in-kind securities separately.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss